		Exhibit 12.2

	First BanCorp
	Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
		Year Ended
		December 31, 2013

	Including Interest on Deposits
	Earnings:
	Pre-tax income from continuing operations	$(159,323)
	Plus:
	Fixed Charges (excluding capitalized interest)	134,253

	Total loss	$(25,070)

	Fixed Charges:
	Interest expensed and capitalized	$130,843
	An estimate of the interest component within rental expense	3,410
	Total fixed charges before preferred dividends	134,253

	Preferred dividends	-
	Ratio of pre-tax income to net income	1.00
	Preferred dividend factor	-
	Total fixed charges and preferred stock dividends	$134,253

	Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)
	Excluding Interest on Deposits
	Earnings:
	Pre-tax income from continuing operations	$(159,323)
	Plus:
	Fixed Charges (excluding capitalized interest)	42,466

	Total loss	$(116,857)

	Fixed Charges:
	Interest expensed and capitalized	$39,056
	An estimate of the interest component within rental expense	3,410
	Total Fixed Charges before preferred dividends	42,466
	Preferred dividends	-
	Ratio of pre-tax income to net income	1.00

	Preferred dividend factor	-
	Total Fixed Charges and preferred stock dividends	$42,466

	Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)

For December 31, 2013, the ratio coverage was less than 1:1.  The Corporation would have to generate additional earnings of $159.3 million to achieve a ratio of 1:1 for the year ended December 31, 2013.